UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2016

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            x                                      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Incorporation by reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-207931), as such prospectus may be amended or supplemented from time to time.

On August 5, 2016, Westpac announced that John Arthur, Westpac Group’s Chief Operating Officer (COO), has decided to retire from Westpac. Westpac also announced changes to the management of Mr Arthur’s current portfolio following his retirement. This included elevating the role of Group General Counsel & Chief Compliance Officer (Rebecca Lim) to the Executive Team.

Westpac also announced that Gary Thursby would be taking on the expanded role of Group Executive, Strategy, Transformation & Business Services, with responsibility for the organisation’s strategy and transformation portfolios and that George Frazis, Chief Executive Consumer Bank, will take on responsibility for the Group’s contact centres.

These new appointments and expanded roles are effective October 1, 2016. All other responsibilities of the Executive Team remain unchanged.

About Rebecca Lim

Rebecca Lim was appointed Group General Counsel of Westpac in December 2011 and in 2013 took on responsibility for the Group’s Compliance portfolio. On joining Westpac in 2002, Ms Lim worked across a number of legal teams, including Mergers & Acquisitions, Group Corporate and Treasury. She then held a number of senior positions in the Group, including Chief of Staff to the CEO, General Manager, St.George Private Clients and General Manager, Human Resources for the St.George Banking Group.

Ms Lim commenced her legal career in private practice at Blake Dawson Waldron (now Ashurst) before joining Skadden, Arps, Slate, Meagher & Flom LLP, where she worked in both New York and London. She has a Bachelor of Laws (Hons) and a Bachelor of Economics from the University of Queensland.

Index to Exhibits

Exhibit No.	Description

1	ASX Announcement – Westpac Group Chief Operating Officer to retire

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 5, 2016	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat